                                  EXHIBIT 2.1

                                 AGREEMENT FOR

                         SALE OF CERTAIN ASSETS, RIGHTS

                                AND OBLIGATIONS

                                       OF

                      BURLINGTON NORTHERN RAILROAD COMPANY

                                       TO

                  CASCADE AND COLUMBIA RIVER RAILROAD COMPANY

                                 AGREEMENT FOR
                         SALE OF CERTAIN ASSETS, RIGHTS
                                AND OBLIGATIONS
                                       OF
                      BURLINGTON NORTHERN RAILROAD COMPANY
                                       TO
                  CASCADE AND COLUMBIA RIVER RAILROAD COMPANY


         This Agreement is entered into as of this 5th day of August, 1996, between BURLINGTON NORTHERN RAILROAD COMPANY, a Delaware corporation (hereinafter referenced as "Seller"), and CASCADE AND COLUMBIA RIVER RAILROAD COMPANY, a Delaware corporation (hereinafter referenced as "Buyer").

         WHEREAS, Seller desires to sell and convey to Buyer, on the terms and conditions set forth in this Agreement, Seller's interest in substantially all of its Oroville Subdivision's operating railroad corridor, the rail freight transportation business which Seller conducts on this railroad corridor, and certain other rights, obligations and assets as specified in this Agreement; and

         WHEREAS, Buyer desires to purchase, pursuant to the terms and conditions set forth in this Agreement, Seller's interest in substantially all of its Oroville Subdivision's operating railroad corridor, the rail freight transportation business which Seller conducts on this railroad corridor, and certain other assets, rights and obligations as specified in this Agreement.

         NOW THEREFORE, Buyer and Seller agree as follows:

         1.  Description of Business Sold.

         (a) Seller shall convey to Buyer on the date of Closing, subject to the terms and conditions set forth in this Agreement and the terms, conditions, reservations and exceptions set forth in the Quitclaim Deed conveying this property, all of Seller's interest in Seller's operating railroad corridor, as specified in the Quitclaim Deed, plus certain related and adjacent parcels as specified in the Quitclaim Deed, between Oroville Subdivision Milepost 6.0, north of Olds Junction, Washington, and the northern end of the rail line at about Oroville Subdivision Milepost 137.2, in Oroville, Washington. This conveyance is expressly subject to Seller's retained interests, as specified in detail in the Quitclaim Deed, for: (i) a non-exclusive permanent easement for construction, maintenance and operation of one or more pipelines or fiber optics communication lines, together with related facilities and appurtenances, in, under, across, along and through all or any portion of the Rail Line (as hereinafter defined); (ii) mineral rights and related permanent access easements; and (iii) a nonexclusive permanent right to use, develop and market water rights, together with related permanent access, construction, maintenance and water pipeline rights. This rail line real property and all improvements thereon, together with certain specified related real property interests included in this conveyance, are described specifically in Attachment 1 to the Quitclaim Deed set forth in

Exhibit A attached hereto, and are referenced hereinafter as "Rail Line".

         (b) Seller shall convey to Buyer, on the date of Closing, the rail freight transportation business which Seller conducts on the Rail Line, subject to the terms and conditions set forth in this Agreement, in the Quitclaim Deed, or in any agreement assigned by Seller to Buyer in accordance with the terms of this Agreement.

         (c) Seller shall convey to Buyer, on the date of Closing, by a Bill of Sale identical in form to the Bill of Sale set forth in Exhibit B attached hereto, all of Seller's interest in all rail, ties, spikes, tie plates, rail anchors, bridges, culverts, signalling equipment, and other supporting structures, ballast, track materials and supplies (excluding any vehicles, maintenance equipment on wheels, radios or computer equipment) that, on the date of the Closing, are not improvements that constitute the Rail Line, but which then are present on the real property comprising the Rail Line. Seller shall leave on the Rail Line all uninstalled rail that is present on the Rail Line on the date of this Agreement. Seller's conveyance of personal property on the Rail Line shall be subject to the terms and conditions set forth in this Agreement, including those set forth in Exhibit B, and the terms and conditions set forth in any agreement assigned by Seller to Buyer in accordance with the terms of this Agreement.

         (d) Seller shall grant to Buyer, effective on the date of Closing, limited trackage rights, for the purpose of operating overhead rail freight service only over Seller's connecting rail lines between Oroville Subdivision Milepost 6.0, north of Olds Junction, Washington, and Oroville Subdivision Milepost 1650.2, in Wenatchee, Washington, including over any and all tracks in Seller's Wenatchee, Washington rail yard (collectively, "Trackage Rights Lines") as directed by Seller, for the sole purpose of interchanging rail traffic and equipment between Buyer and Seller only, and no other party, in the Wenatchee, Washington rail yard. Buyer shall conduct its operations over the Trackage Rights Lines using Buyer's trains, operated by Buyer's employees, subject to dispatching control and direction of Seller. Seller shall maintain the Trackage Rights Lines as reasonably required.

         (e) Seller shall assign to Buyer, on the date of Closing, subject to all terms and conditions set forth in this Agreement, or in any agreement assigned by Seller to Buyer in accordance with the terms of this Agreement, all assignable rights and obligations of Seller to the extent that they are related to the Rail Line and are set forth in any agreement identified in Exhibit C, which is attached hereto. Buyer on the date of Closing shall accept the assignment of all such rights and obligations, as of the date of Closing, in accordance with their terms and the terms of this Agreement. Seller shall reserve all rights set forth in any agreement identified in Exhibit C to the extent those rights are related to one or more other rail lines or property of Seller. If any contract is related to the Rail Line and inadvertently is not identified in Exhibit C, it is the intent of Seller and Buyer that such contract be deemed to have been assigned by Seller to Buyer, in whole or in part as appropriate, effective the date of Closing. Seller promptly shall provide to Buyer a copy of any such contract immediately upon locating it. Buyer shall make no claim against Seller arising out of any failure to obtain a consent to assignment from any party to an agreement assigned by Seller to Buyer in whole or in part. It is the intent of both Seller and Buyer that all assignments of rights and obligations related to the Rail Line shall be effective on the date of Closing, whether or not any consents to such assignments then have been obtained.

         2.      Consideration for the Sale.

         (a) In consideration for Seller's sale of its interest in the Rail Line, and conveyance of the other rights, interests and obligations described in Paragraph 1 of this Agreement, Buyer agrees to all of the following:

         (1) To accept all transferred real and personal property "AS IS, WHERE IS" and "with all faults", except for the specific representations and warranties set forth in this Agreement.

         (2) To conduct rail freight transportation business on the Rail Line for so long as it is economically reasonable to do so.

         (3) To pay on the date of Closing a purchase price of SEVEN MILLION, EIGHT HUNDRED THOUSAND DOLLARS ($7,800,000.00), by wire transfer to either: (i) Seller, or (ii) Apex Property & Burlington Exchange, Inc. ("APEX"), Seller's intended assignee of Seller's right to receive payment of the purchase price for the Rail Line. The wire transfer by Buyer shall be made in accordance with written wire transfer instructions provided to Buyer by Seller. APEX is a qualified intermediary within the meaning of Section 1031 of the Internal Revenue Code of 1986, as amended, and Treasury Regulation
                 Section 1.1031(k)-1(g). Seller intends to assign to APEX Seller's right to receive payment of the purchase price for the Rail Line, for the purpose of Seller completing a tax-deferred exchange.

         (4) To cooperate with Seller with respect to any tax-deferred exchange and to execute such documents as may be required to effect any tax-deferred exchange. Seller shall indemnify, defend and hold harmless Buyer fully against all reasonable and necessary additional costs, expenses, and liabilities which Buyer may incur as a result of any tax-deferred exchange.

         (5) To pay in addition to the purchase price all costs of Closing (except Seller's cost of preparation of documents to be delivered at Closing). This includes, but is not limited to, any escrow and service fees, real estate transfer taxes, including excise taxes, recording fees and sales taxes associated with this Agreement or any of the conveyances governed by this Agreement.

         (6) Not to build or allow to be built, or, either directly or through any corporate affiliate, cooperate, finance or participate in building, any track or track structures to connect any portion of the Rail Line to any railroad other than Seller. Buyer is making this commitment because the purchase price for the Rail Line is significantly less than the franchise value and going concern value to Seller of the business to and from the Rail Line.

         (7) Not to request, participate in, cooperate with, or support any effort in any legal or administrative proceeding to obtain the right to interchange rail traffic at any location directly with any railroad other than Seller.

This transaction and the consideration paid by Buyer is not divisible; however, Buyer and Seller agree that the purchase price shall be allocated as follows among the various assets being conveyed under the terms of this Agreement:

                          Rail                $5,400,000.00
                          Ties                 1,350,000.00
                          Ballast                700,000.00
                          Land                   350,000.00
                                              -------------
                          Total               $7,800,000.00

         3.      Governmental Approval.

         (a) Buyer represents that Buyer is not a "carrier" within the meaning of 49 U.S.C. Section 10102(2). Promptly following execution of this Agreement, Buyer, at its sole expense, shall prepare and file such documents as may be required to secure approval, or exemption from approval, of this transaction by the Surface Transportation Board of the United States Department of Transportation ("STB"), as appropriate. Buyer shall make all reasonable efforts to obtain this approval or exemption in time for this transaction to close on or before August 23, 1996. Buyer shall permit Seller to review prior to filing all documents proposed by Buyer to be filed with the STB or any court to secure legal approval or exemption of this transaction.

        4.  Representations and Warranties.

         (a) Seller hereby represents and warrants to Buyer, and Buyer's successors and assignees, the following facts, as of the date of this Agreement and as of the date of Closing:

                 (1) Seller is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, and is qualified to do business as a foreign corporation in the State of Washington;

                 (2) Seller has the corporate power and authority to enter into this Agreement and carry out its obligations under this Agreement;

                 (3) The execution, delivery and performance of this Agreement have been duly authorized and approved by all necessary corporate actions of Seller, and no further corporate proceedings of Seller are required to complete the transactions covered by this Agreement;

                 (4) All of Seller's obligations set forth in this Agreement constitute legal, valid and binding obligations of Seller which are enforceable against Seller in accordance with their terms, except to the extent enforcement may be limited by bankruptcy, insolvency or reorganization laws;

                 (5) There is no provision in the Certificate of incorporation or By-Laws of Seller which prohibits the execution of this Agreement or consummation of the transactions covered by this Agreement;

                 (6) The negotiations related to this Agreement have been handled by Seller on its own behalf, without intervention of any agent or other person, so that no party has a valid claim on this basis for any finder's fee, brokerage commission, or other similar payment in connection with any of the transactions included in this Agreement;

                 (7) Seller has duly filed with the appropriate agencies of the United States, the State of Washington, and appropriate local governments or political subdivisions in Washington, all tax returns and reports required to be filed; Seller either has paid in full, or is agreeable to paying in full as finally determined, all taxes, interest, penalties, assessments or deficiencies which are due for the period up to the date of Closing; and Seller has made all withholdings of tax which are required to be made under all applicable regulations of the United States, the State of Washington, and local governments in Washington;

                 (8) To Seller's knowledge, there is no pending or threatened litigation or arbitration proceeding, or administrative proceeding or investigation, against or affecting the properties or assets comprising the Rail Line, or Seller's rights to conduct rail freight transportation operations over the Rail Line as Seller conducts those operations on the date of this Agreement, the result of which forseeably would materially adversely affect Buyer's ability to conduct rail freight transportation operations over the Rail Line on the day following the date of Closing;

                 (9) Seller has received no written notice of any pending civil, criminal, or administrative actions with respect to any hazardous or toxic substance on or adjacent to the Rail Line (As used herein, "written notice" shall mean written notice delivered to either Seller's Assistant Vice President-Environmental and Hazardous Materials, or Seller's Director Environmental Remediation and Special Projects, who are the people designated by Seller to receive notice of such matters);

                 (10) The physical condition of the Rail Line will be sufficient to enable Buyer to conduct rail freight transportation operations over the Rail Line on the day following the date of Closing; and

                 (11) No representation or warranty by Seller in this Agreement contains any untrue statement of a material fact, nor omits any material fact that is necessary to make any representation or warranty not materially misleading.

         (b) Buyer hereby represents and warrants to Seller, and Seller's successors and assignees, the following facts as of the date of this Agreement and as of the date of Closing, except where specifically noted to be as of the date of Closing only:

                 (1) Buyer is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware, and by the date of Closing will be qualified to do business in the State of Washington;

                 (2) Buyer has all requisite authority to purchase Seller's rights and properties which are conveyed to Buyer by this Agreement; to enter into this Agreement; to conduct rail freight transportation business on the Rail Line (as of the date of Closing only); and to perform all of Buyer's obligations under this Agreement;

                 (3) The execution of this Agreement and consummation of the transactions which are a part of this Agreement have been duly authorized and approved by all necessary company actions by Buyer, and immediately upon execution of this Agreement by Buyer's authorized representative, all of Buyer's obligations set forth in or referenced in this Agreement shall constitute legal, valid and binding obligations of Buyer, or Buyer's successors or assignees, which obligations are enforceable in accordance with their terms against Buyer or Buyer's successors or assignees;

                 (4) No provision in the Certificate of Incorporation or By-Laws of Buyer prohibits the execution of this Agreement or consummation of the transactions covered by this Agreement;

                 (5) As of the date of Closing only, Buyer shall have obtained all legal authority which is necessary to enable Buyer lawfully to conduct rail freight transportation operations over the Rail Line as a common carrier and under one or more rail freight transportation contracts, commencing at 12:01 a.m. on the day following the date of Closing;

                 (6) The negotiations related to this Agreement have been handled by Buyer on its own behalf, without intervention of any agent or party, and in such manner as not to give rise to any valid claim by any party for any finder's fee, brokerage commission, or other similar payment in connection with any of the transactions included in this Agreement;

                 (7) Neither Buyer nor any of Buyer's equity owners or financing sources, nor any of their partners, is a Class I railroad or affiliated with a Class I railroad; and

                 (8) No representation or warranty by Buyer in this Agreement contains any untrue statement of a material fact, nor omits any material fact that is necessary to make any representation or warranty not materially misleading.

         5.      Inspection and Condition of Rail Line.

         (a) By signing this Agreement, Buyer acknowledges that Buyer has inspected the Rail Line, including all improvements and structures on the Rail Line. Buyer further acknowledges that: (i) except as set forth in Paragraphs 4(a)(8), 4(a)(9), and 4(a)(10) of this Agreement, no representation has been made by Seller to Buyer concerning the state or condition of the Rail Line, or the age of any improvements on the Rail Line; (ii) Buyer has not relied upon any statement or declaration of Seller, oral or in writing, as an inducement to entering into this Agreement, other than as stated in this Agreement; and (iii) the sole consideration for execution of this Agreement by Buyer is set forth in this Agreement.

         (b) EXCEPT AS SET FORTH IN PARAGRAPH 4(a) OF THIS AGREEMENT, SELLER HEREBY DISCLAIMS ANY REPRESENTATION OR WARRANTY, WHETHER EXPRESS OR IMPLIED, AS TO THE DESIGN OR CONDITION OF THE RAIL LINE, ITS MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, THE QUALITY OF THE MATERIAL OR WORKMANSHIP OF THE RAIL LINE, OR THE CONFORMITY OF THE RAIL LINE TO ITS INTENDED USES. SELLER SHALL NOT BE LIABLE TO BUYER FOR ANY INCIDENTAL OR CONSEQUENTIAL DAMAGES (INCLUDING STRICT LIABILITY IN TORT) WITH RESPECT TO THE DESIGN, CONDITION, QUALITY, SAFETY, MERCHANTABILITY, OR FITNESS FOR ANY PARTICULAR PURPOSE, OF THE RAIL LINE, OR THE CONFORMITY OF THE RAIL LINE TO ITS INTENDED USES. SELLER OFFERS, AND BUYER ACCEPTS, THE RAIL LINE IN "AS IS, WHERE IS" AND "WITH ALL FAULTS" CONDITION, AND SUBJECT TO ALL LIMITATIONS ON SELLER'S RIGHTS, INTEREST, AND TITLE TO THE PROPERTY COMPRISING THE RAIL LINE.

         6.      Liability and Indemnity.

         (a) Cooperation in Defense. Buyer and Seller agree that, for three years following the date of Closing, they will cooperate as necessary in defense of any claim, demand, investigation or litigation arising out of Seller's or Buyer's ownership or operation of the Rail Line.

         (b) Definition of Losses. In this Agreement the term, "Losses" shall include all costs, expenses, fees or liabilities of, or in any way related to: (i) any violation of law or regulation,

(ii) any damage to property, the environment or natural resources, (iii) any bodily injury or death of any person, or (iv) the breach of any contract. "Losses" shall include, but not be limited to, all costs of claims, activities in response to enforcement, damages, judgments, awards, orders, decrees, payments, fines, penalties, assessments, court costs, and attorney, consultant and expert witness fees.

         (c)     General Liability and Indemnity.

                 (1) Seller's General Liability and Indemnity. Except as provided in Paragraph 6(d) of this Agreement, Seller shall be responsible for, and shall indemnify, defend and hold harmless Buyer fully against, all Losses, which: (i) except as limited by clause (iii) just below, arise out of Seller's ownership or operation of the Rail Line on or prior to the date of Closing;
                          (ii) result from any breach by Seller of any of its representations or warranties set forth in Paragraphs 4(a) and 9 of this Agreement, or, except as covered by clause (iv) just below, any failure by Seller to perform any of its obligations under this Agreement;
                          (iii) result from claims of third parties caused by Seller's performance or nonperformance, or Buyer's nonperformance only where Buyer had no knowledge of the existence of the duty to perform, under any material contract, lease, permit, license, easement or commitment related to the Rail Line that is not identified in this Agreement or on Exhibit C; or (iv) are directly related to Buyer's activities or operations on the Trackage Rights Lines, to the extent such Losses are proximately caused by Seller's negligence.

                 (2) Buyer's General Liability and Indemnity. Except as provided in Paragraph 6(d) of this Agreement, and further except for Losses resulting from one or more of Seller's representations or warranties set forth in this Agreement containing any untrue or materially misleading statement of a material fact, or omitting any material fact that is necessary to prevent that representation or warranty from being materially misleading, Buyer shall be responsible for, and shall indemnify, defend and hold harmless Seller fully against, regardless of any negligence or alleged negligence of Seller, all Losses which: (i) except as limited by clause (iii) just below, arise out of Buyer's ownership or operation of the Rail Line after 12:01 a.m. on the day following the date of Closing;
                          (ii) result from any breach by Buyer of any of its representations or warranties set forth in Paragraph 4(b) of this Agreement, or any failure by Buyer to perform any of its obligations under this Agreement;
                          (iii) result from
                          claims of third parties caused by Buyers's nonperformance or required performance under any material contract, lease, permit, license, easement or commitment relating to the Rail Line, where that contract, lease, permit, easement or commitment either is identified in this Agreement or on Exhibit C, or Buyer has specific knowledge of it, but then only from the time when Buyer acquired such specific knowledge; or (iv) arise out of, or are related or attributable to, any of Buyer's activities or operations on or near the Trackage Rights Lines, regardless of Seller's negligence or alleged negligence, except to the extent Losses are directly related to Buyer's activities or operations on the Trackage Rights Lines, and are proximately caused by Seller's negligence.

         (d)     Environmental Liability and Indemnity.

                 (1) Buyer Accepts the Rail Line "As Is, Where Is". Buyer acknowledges that Seller has provided Buyer with full access to inspect the Rail Line. Buyer further acknowledges that Seller makes only those representations and warranties to Buyer concerning the existence of any hazardous or toxic substances on or near the Rail Line, or compliance of the Rail Line with any statutes, ordinances, rules, regulations, orders or decisions with regard to hazardous or toxic substances on or near the Rail Line, which are expressly set forth in Paragraph 4(a)(9) of this Agreement.

                 (2) Seller's Environmental Liability and Indemnity. Notwithstanding any other liability or indemnification provision in this Agreement, Seller shall be responsible for, and shall indemnify, defend and hold harmless Buyer fully against, Losses incurred due to any claim, demand or litigation concerning violation of any applicable statute, ordinance, rule, regulation, order or decision in any way concerning any of the following: (i) any chemical, material or substance that is now, or at the time in question, is regulated or governed by any law, the release of which creates any liability under any applicable law; or (ii) any other material which, when released, would cause significant ecological damage (items described by (i) or (ii) above are referenced hereinafter as "Hazardous Materials") located on or near the Rail Line where such Losses:

                          (a) were caused by one or more acts of Seller that occurred on or prior to the date of Closing; and

                          (b) result from any written claim made by a party other than Buyer or one of Buyer's affiliates

                                  ("Claims") that is delivered to Seller within two years following the date of Closing; and

                          (c)     exceed $10,000 in the aggregate in any year.

                 (3) Buyer's Environmental Liability and Indemnity. As part of the consideration for this Agreement, and notwithstanding any other liability or indemnification provision in this Agreement, Buyer shall be responsible for, and shall indemnify, defend, and hold harmless Seller fully against, regardless of any negligence or alleged negligence of Seller, Losses incurred due to any claim, demand or litigation concerning violation of any applicable statute, ordinance, rule, regulation, order or decision in any way concerning any Hazardous Materials located on or near the Rail Line where such Losses either:

                          (a) were not caused by one or more acts of Seller, or Seller's corporate predecessors, regardless of when the act or omission giving rise to the claim occurred; or

                          (b) regardless of cause, do not result from a Claim delivered to Seller within three years following the date of Closing; or

                          (c) were caused by Seller and result from a Claim delivered to Seller within three years of the date following Closing, but only up to $10,000 in the aggregate in any year.

                          Buyer also shall be responsible for, and shall indemnify, defend and hold harmless Seller fully against, regardless of any negligence or alleged negligence of Seller, Losses incurred due to any claim, demand or litigation concerning violation of any applicable statute, ordinance, rule, regulation, order or decision in any way concerning any Hazardous Materials on or near the Trackage Rights Lines, to the extent such Losses arise out of, or are related or attributable to, any of Buyer's activities or operations on or near the Trackage Rights Lines, except to the extent such Losses are proximately caused by Seller's negligence.

                 (4) Arbitration of Allocation of Liability Between Buyer and Seller. Any dispute between Seller and Buyer as to allocation between them of Losses for which both Seller and Buyer are responsible under the terms of this Paragraph 6 shall be settled by binding arbitration in accordance with the rules of the American Arbitration Association.

                 (5) Buyer To Comply With Hazardous Materials Laws. Buyer agrees to comply with all federal, state and local laws, regulations and rules concerning handling and disposal of Hazardous Materials.

                 (6) Liability Remedies and Obligations Are Exclusive. Buyer and Seller agree that the remedies and obligations set forth in this Paragraph 6 shall be exclusive remedies and obligations of each one to the other with respect to any Losses relating to the release or existence of Hazardous Materials on or near the Rail Line.

         (e) Seller to Deliver Property Records to Buyer. Seller shall deliver to Buyer, on or soon following the date of Closing, originals or copies of whatever records, prints, archival information, or other evidence Seller locates in a reasonable search of Seller's records, which bears upon the use of, maintenance, or title to the real estate comprising the Rail Line during the time the Rail Line was operated by Seller as a common carrier line of railroad. If, at any time after Closing, Seller locates any other documents which bear upon the use of, maintenance, or title to the real estate comprising the Rail Line, Seller promptly shall provide originals or copies of those documents to Buyer.

         7.      Liability Insurance.

         (a) For so long as Buyer conducts any activities on any portion of the Trackage Rights Lines, Buyer shall maintain a comprehensive general form of insurance covering liability in connection with any of Buyer's activities or operations on or near the Trackage Rights Lines, including but not limited to Public Liability, Personal Injury and Property Damage, Federal Employers Liability Act Liability, Bill of Lading and Foreign Rolling Stock Liability, and Contractual Liability, with such limits, deductibles and exclusions as Seller may agree are satisfactory, provided however, that: (i) such limits shall not be less than $2 million per occurrence, or $4 million in the aggregate; and (ii) policy terms shall not exclude or limit coverage where activities or operations are on or near railroad tracks. Seller shall be named as an ADDITIONAL INSURED on such liability insurance policy. Such liability insurance must be purchased from an insurance company licensed to do business in Washington, and possessing a current Best's Insurance Guide Rating of B and Class X, or better.

         (b) Buyer shall provide Seller with evidence of its liability insurance coverage at Closing, with copies of its insurance policies and any amendments, as soon as they are available, and with evidence of continued insurance coverage on January 1 and July 1 of each year. Buyer's failure to provide such evidence shall entitle Seller, after Seller provides 30 days' written notice to Buyer, to purchase such liability insurance, and withhold from the divisions payment forwarded to Buyer the cost of this insurance.

         8.      Assignment; Seller's Right of First Refusal.

         (a) Buyer shall not assign this Agreement, or any rights or obligations under this Agreement, to another railroad, or any party or individual who at the time of the assignment is affiliated with or working for another railroad, without the prior written consent of Seller. Any assignee, including any successor in interest, of Buyer's or Seller's rights under or property acquired by this Agreement, shall assume in writing all of Buyer's or Seller's continuing and existing or thereafter arising obligations under this Agreement, and under any then effective contract assigned by Seller to Buyer, in whole or in part, in accordance with the terms of this Agreement, which obligations are related to the property or rights involved in the assignment.

         (b) Any subsequent agreement by Buyer to sell either: (i) the entire Rail Line; or (ii) any portion of the Rail Line route (i.e., any real estate within 15 feet of any main line track) that is needed for through rail freight movements via Oroville Subdivision Milepost 6.0 to or from any facility that is located on or along any portion of the Rail Line with respect to which Buyer does not have then effective authority from the STB, or any successor, to abandon rail service, must contain the effective right for Seller to purchase the Rail Line, or such portion thereof, from Buyer, on the same, or substantially similar, basis as that set forth in the subsequent sale agreement. Buyer shall deliver to Seller a copy of the executed subsequent sale agreement within seven days following its execution. After receiving such copy, Seller and Buyer then shall negotiate in good faith for thirty days Seller's purchase of the Rail Line, or applicable portion thereof, from Buyer. If Seller, at any time during these thirty days, offers in writing to purchase from Seller the Rail Line, or applicable portion thereof, on the same, or substantially similar, basis as that set forth in the subsequent sale agreement, Buyer, within seven days, shall accept such offer, and within thirty days thereafter, shall convey such property to Seller.


         9.      Liens and Encumbrances.

         The Rail Line is subject to two general mortgages of Seller: (i) General Gold Bond Mortgage, dated January 1, 1921, between Great Northern Railway Company and The First National Bank of the City of New York, as supplemented; and (ii) Consolidated Mortgage, dated March 3, 1970, between Burlington Northern, Inc., and Morgan Guaranty Trust Company of New York, as supplemented (collectively, "Mortgages"). Seller shall deliver to Buyer on the date of Closing executed releases of the Rail Line from the liens of the Mortgages. Seller represents, warrants and covenants that, to the best of Seller's current knowledge, other than the liens of the Mortgages, Seller has not caused or suffered, and will not cause or suffer prior to the date of Closing, any liens or encumbrances to be filed against the Rail Line which would materially adversely affect Buyer's ability to conduct rail freight transportation operations on the Rail Line on the day following the date of Closing. Buyer agrees to take title to the Rail Line subject to all liens and encumbrances on the Rail Line, except for the liens that would violate one or more of Seller's representations and warranties in Paragraph 4(a) or this Paragraph. Other than the Mortgages, the only encumbrances on the Rail Line of which Seller is aware are related to the agreements identified in Part I of Exhibit C, attached hereto, and may encumber the Rail Line on the terms and conditions set forth in those agreements. If, other than the Mortgages, there is a lien for payment of money that exists as of the date of Closing, and Buyer notifies Seller in writing that there is a lien, Seller will release the lien within 30 days' of the date Seller receives such notice, or indemnify Buyer for any harm to Buyer that results from Seller's failure to so release any such lien.


         10.     No Pending Public Works Projects.

         Currently, Seller is a party to no contracts with government agencies involving street, road or highway crossings, or other public projects, along or across the Rail Line where work is pending on the date of Closing.


         11.     Buyer to Offer to Hire Seller's Qualified Employees.

         Buyer agrees to attempt to interview for employment positions on the Rail Line all of Seller's employees who are eligible to work on the Rail Line on the date of this Agreement, and to offer to hire before thirty days following the date of Closing all of those employees who Buyer determines to be qualified and needed by Buyer. Buyer promptly shall notify Seller of the name of each of Seller's current employees who Buyer offers to hire, and also the name of each of Seller's current employees who Buyer actually does hire.

         12.     Closing.

         (a) The closing of this transaction ("Closing") shall occur on September 4, 1996, or a later date mutually agreeable to the parties.

         (b) At Closing, Seller shall deliver to Buyer the following documents:

                 (1) A sufficient number of original counterparts of an executed Quitclaim Deed to the Rail Line, in exact form as the Quitclaim Deed attached hereto as Exhibit A, to enable Buyer to file an original Quitclaim Deed in each county in which the real property comprising the Rail Line is located;

                 (2) An original executed Bill of Sale in exact form as the Bill of Sale attached hereto as Exhibit B;

                 (3)      A copy of Seller's Articles of Incorporation and
                          By-Laws;

                 (4) Executed releases of the Rail Line from the liens of the Mortgages; and

                 (5) An opinion of counsel for Seller to Buyer with respect to those items represented by Seller to Buyer in Paragraphs 4(a)(1), 4(a)(2), 4(a)(3), 4(a)(4),
                          4(a)(5) and 4(a)(8) of this Agreement.

         (c)     At Closing, Buyer shall deliver to Seller:

                 (1)      A copy of Buyer's Certificate of Incorporation and
                          By-Laws;

                 (2) A Certificate of Insurance establishing that Buyer has effective liability insurance meeting the requirements of Paragraph 7 of this Agreement; and

                 (3) An opinion of counsel for Buyer to Seller with respect to those items represented by Buyer to Seller in Paragraphs 4(b)(1), 4(b)(2), 4(b)(3), 4(b)(4), 4(b)(5) and 4(b)(7) of this Agreement.

         (d) At Closing, Buyer shall deliver to Seller or APEX, as designated by Seller, the purchase price of $7,800,000, as set forth in Paragraph 2 of this Agreement.

         13.     Proration.

         Real estate taxes, prepaid rentals, utilities, and other income and fees attributable to the Rail Line interests transferred to Buyer under the terms of this Agreement, shall be prorated between Seller and Buyer in such manner as to allocate to Seller all income, taxes and expenses attributable on or prior to the date of Closing, and to allocate to Buyer all income, taxes and expenses attributable after the date of Closing. The sum paid by Buyer to Seller or Apex at Closing shall not be adjusted based on this proration, but payment settling in full all prorated items shall be made no later than 60 days following the date of Closing.

         14.     Interchange.

         (a) Buyer and Seller shall interchange rail freight cars and equipment to and from each other at the Wenatchee,

                 Washington rail yard. Each yard track at the Wenatchee, Washington rail yard shall be referenced hereinafter as "Interchange Track".

         (b) Cars and their contents delivered by one party to the other on an Interchange Track shall be deemed to be in the possession of the receiving party as of the time they are placed on the Interchange Track and uncoupled from the delivering party's train or engine, except that if any such car is rejected by the receiving party under the Interchange Rules of the Association of American Railroads ("AAR") or any successor rules, the refused car shall be deemed to remain in the possession of the delivering party until that car is accepted by the receiving party.

         15.     Car Hire Costs.

         The party in possession of any car shall be responsible for all car hire costs, per diem expenses and mileage allowances payable with respect to such car, for any per diem charges for trailers or containers carried by such car, or for any equipment use charges applicable to any RoadRailer equipment or similar carless intermodal technology, except that Seller agrees that Buyer shall be entitled to five days' per diem relief in connection with all loaded and empty rail equipment moving in rail freight transportation service and interchanged between Buyer and Seller on an Interchange Track. Seller shall make reasonable efforts to make freight cars available at Buyer's request on an Interchange Track as needed by Buyer, on a non-discriminatory basis between Seller's car needs on similar rail lines and Buyer's car needs.

         16.     Obligations are Continuing.

         The representations, warranties and obligations of Buyer and Seller in this Agreement are continuing and survive the Closing. Terms of continuing obligations in this Agreement are subject to amendment only by a written contract signed by both Buyer and Seller, or their respective successors or assignees.

         17. Seller's Authority to Establish Through Routes and Offer Through Routes.

         Buyer and Seller agree that, for ninety-nine years following the date of Closing, Seller shall have authority to establish through routes and offer through freight rates via through routes involving both Buyer and Seller with interchange between Buyer and Seller at Wenatchee, Washington. Seller shall specify junctions and routes for all such traffic, effective the day following the date of Closing. For this same ninety-nine year period, Buyer automatically concurs in all such through rates established by Seller, whether for present or future freight traffic, so long as Buyer shall receive for transporting the traffic the division of revenues that is set forth in Paragraph 18 of this Agreement.

         18.     Division of Revenue.

         (a) Buyer and Seller agree that, for so long as Seller establishes through freight rates for interline freight transportation service involving both Buyer and Seller, the through revenue accruing on all existing and future carload traffic movements interchanged between Buyer and Seller at Wenatchee, Washington to or from existing and future rail destinations or origins on or along the Rail Line, shall be divided between Buyer and Seller on the following basis:

         For each such carload of freight, Buyer shall receive $345.00 per car from Seller.

         (b) For twenty-five (25) years following the date of Closing, the divisions set forth in Paragraph 18(a) shall be adjusted annually, commencing as of October 1, 1997, based on 50% of the increase or decrease between the third quarter of 1997 compared to the third quarter of 1996, in the Rail Cost Adjustment Factor, unadjusted for productivity (or, if it ceases to be used, some similar rail cost index), and thereafter as of each October 1, based on the 50% of increase or decrease in the Rail Cost Adjustment Factor in the third quarter of that year compared to the third quarter of the prior year. After October 1, 2002, if this index does not adequately allow Buyer to recover its reasonable cost increases, then Buyer and Seller shall meet to determine whether to adjust Buyer's division, and if they cannot agree, an arbitrator acceptable to both parties shall determine whether an additional increase is appropriate and what that increase shall be.

Similarly, after October 1, 2002, if this index overstates Buyer's reasonable cost increases, or understates Buyer's reasonable cost reductions per car, then Buyer and Seller shall meet to determine whether to adjust Buyer's division, and if they cannot agree, an arbitrator acceptable to both parties shall determine whether a reduction in Buyer's division is appropriate and what that reduction shall be. Any decision of an arbitrator with respect to these issues shall be binding on both Buyer and Seller. After October 1, 2021, further changes in Buyer's divisions shall be subject to mutual agreement between Buyer and Seller.

         (c) Nothing in this Agreement shall preclude Seller and Buyer from negotiating and mutually agreeing to different divisions than those specified in this Paragraph. Divisions of revenue shall be paid by Seller only where Seller is entitled to receive linehaul revenues for a shipment. Buyer shall not impose any surcharge on any traffic without Seller's prior written consent.

         19.     Transfer of Operations.

         All rail operations on the Rail Line shall be transferred from Seller to Buyer at 12:01 a.m. on the day following the date of Closing.

         20.     Collection of Revenues.

         (a) Seller shall submit freight bills or interline settlements for, and shall collect, all revenues due for movements over the Rail Line of all shipments moved through Wenatchee,

Washington, on or before the date of Closing. Seller shall assess and collect all charges due for all switching services performed on the Rail Line on or before the date of Closing. Seller shall assess and collect all demurrage and miscellaneous charges relating to car supply and other services performed on the Rail Line on or before the date of Closing.

         (b) Except as otherwise provided by freight transportation contracts, all shipments which are interchanged between Buyer and Seller at Wenatchee, Washington after 12:01 a.m. on the day following the date of Closing shall be settled between Buyer and Seller on the basis of a modified junction settlement plan, with Seller paying division of revenue payments to Buyer on a weekly basis within five working days following the date on which Seller issues the revenue waybill for the movement. Seller shall submit freight bills for, and shall collect all revenues due for, shipments originating or terminating on the Rail Line which are interchanged between Buyer and Seller at Wenatchee, Washington, including all prepaid shipments that originate on the Rail Line, and all collect shipments that terminate on the Rail Line, except for shipments where Seller does not receive line haul revenues. Seller has the right to grant, or refuse to grant, credit to any customer on the Rail Line concerning any shipments interchanged between Buyer and Seller at Wenatchee, Washington. Buyer shall assess and collect all charges due for all switching services performed on the Rail Line at and after 12:01 a.m. on the day following the date of Closing. Buyer shall assess and collect all demurrage and miscellaneous charges relating to car supply and other services performed on the Rail Line at and after 12:01 a.m. on the day following the date of Closing.

         21.     Transfer of Liabilities; Payment of Charges.

         For the period before and including the day of Closing, Seller shall be responsible for: (a) all common carrier rail operations, including car supply, on the Rail Line; (b) any freight loss and damage claims attributable to rail operations over the Rail Line; and (c) all car accounting and all car hire and car mileage allowance payments relating to rail operations over the Rail Line. At and after 12:01 a.m. on the day following the date of Closing, Buyer shall be responsible for: (d) all common carrier rail operations, including car supply, on the Rail Line; (e) any freight loss and damage claims attributable to rail operations over the Rail Line; and (f) all car accounting and all car hire and car mileage allowance payments relating to rail operations over the Rail Line.

         22.     Electronic Data Interchange.

         Within six months following the date of Closing, Buyer must have the ability to send and receive electronically waybills, advanced consists, and bills of lading; as well as Train II reports and passing/placement reportings for performance purposes. Transaction reporting must be at industry standard levels or one level behind.

         23.     Assignment of Freight Transportation Contracts.

         The parties agree that, notwithstanding any other provision of this Agreement, the only freight transportation contracts to be assigned by this Agreement are: (a) freight transportation contracts that apply to traffic moving to or from facilities on or along the Rail Line; or (b) freight transportation contracts with or involving shippers or receivers that have facilities on or along the Rail Line, and which would apply to one or more shipments to or from a facility on or along the Rail Line. Seller agrees to send on the date of Closing to each shipper (or consignee), and each railroad, who is a party to any freight transportation contract involving any existing or potential freight traffic movement to or from any rail origin or destination on the Rail Line, a Notice of Assignment, advising those parties of the following:
(c) the occurrence of this sale; (d) the fact that all rates and service (and in the case of other railroads, revenue divisions) terms in each such contract will remain the same; and (e) the fact that Buyer will replace Seller as the party responsible for all rail service to be performed over all or any portion of the Rail Line under each such contract. Buyer agrees that, as between Buyer and Seller, Seller's actions in accordance with the terms of this Paragraph will discharge in full Seller's responsibility to assign freight transportation contracts to Buyer.

         24.     Applicable Law.

         This agreement shall be governed by and construed in accordance with the laws of the State of Texas.

         25.     Effect of Waiver.

         Any waiver by either Buyer or Seller, or failure of either Buyer or Seller to insist upon full and complete performance by Seller or Buyer of its obligations set forth in this Agreement, shall not constitute a waiver or release of such party's right to insist upon full and complete performance of any other obligations in this Agreement, or a waiver or release of such party's right to insist upon full and complete performance of the obligations that were waived or not enforced for periods prior to, or following, the waiver or failure to insist upon full and complete performance. This Agreement shall be amended or modified only by written agreement signed by the parties hereto.

         26.     Notices.

         All notices and other communications under this Agreement shall be in writing and deemed properly served if delivered by hand to the party addressed or, if mailed, when received by the United States Postal Service in registered or certified mail, postage prepaid, or, if sent by a national overnight service, when received by the carrier service in a prepaid mailer, return receipt requested, addressed as follows:

        Seller:           Mr. Jerome M. Johnson
                          Assistant Vice President
                          Asset Planning & Rationalization
                          Burlington Northern Railroad Company
                          777 Main Street
                          Fort Worth, Texas 76102-5384

        Buyer:            Mr. Gary 0. Marino
                          Chairman
                          Rail America, Inc.
                          301 Yamato Road, Suite 1190
                          Boca Raton, Florida 33431

        with a copy to:

                          Mr. W. Graham Claytor
                          Senior Vice President
                          Rail America, Inc.
                          Pier 33 North
                          San Francisco, California 94133

Either party hereto may change its address or addressee to which notices are to be given by providing written notice of the change to the other party.

         27.     Confidentiality.

         Except to the extent that the terms of this Agreement are required to be disclosed by the STB, by order of any court of competent jurisdiction or any governmental agency, or by parties involved in financing this purchase, each party to this Agreement shall not disclose the contents of this Agreement to any other party, without the prior written consent of the other party to this Agreement. Any party who learns of any of the terms of this Agreement shall be required by the party to this Agreement who is disclosing the information not to disclose those terms to any other party without the prior written consent of both parties to this Agreement. The parties agree to a joint press release announcing this transaction at Closing.

         28.     Entire Agreement; Integration of Agreement.

         This document, together with all Exhibits attached hereto, constitutes the entire agreement between Buyer and Seller relating to this transaction.
Any other prior or contemporaneous agreements, understandings, representations or statements, whether oral or written, relating to this transaction are merged herein. The headings and titles to provisions in this Agreement are for convenience only, and shall not be deemed to modify or affect the rights or duties of Buyer or Seller. All rights and obligations of Buyer and Seller set forth in this Agreement, or in any Exhibit attached hereto, are integral parts of this Agreement. The consideration inducing Buyer and Seller to enter into this Agreement includes all of the commitments by Buyer to Seller, and all of the commitments by Seller to Buyer, as set forth in this Agreement, including terms set forth in the Exhibits attached hereto.

         IN WITNESS WHEREOF, authorized representatives of the parties have executed this agreement as of this 5th day of August, 1996.


                                        BURLINGTON NORTHERN RAILROAD COMPANY


                                        By: /s/ Douglas J. Babb
                                            --------------------------------
                                        Senior Vice President and
                                        Chief of Staff


                                        CASCADE AND COLUMBIA
                                        RIVER RAILROAD COMPANY


                                        By: /s/ Gary O. Marino
                                            --------------------------------
                                        Chairman